Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated, March 31, 2026 in this Annual Report on Form 40-F relating to the consolidated financial statements of Anfield Energy Inc. (the “Company”) for the years ended December 31, 2025 and 2024, which is incorporated by reference into the Company’s Registration Statement on Form F-10, as amended (File No. 333-291078).

/s/ DMCL LLP

Dale Matheson Carr-Hilton LaBonte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2026